                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  22 June, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 07.00	22nd June 2009

Allied Irish Banks, p.l.c. - Exchange of Outstanding Securities by Exchange Offers

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] today announces that it and its subsidiary, AIB Capital Exchange Offering 2009 Limited, have accepted offers to exchange six series of Euro and Sterling denominated Tier 1 and Tier 2 securities for the equivalent of circa €1.3bn of new Lower Tier 2 capital qualifying securities (comprised of two series of c. €868m & c. £368m) to be issued on 25th June 2009. The face value of the securities received in the exchange is approximately €2.4bn. The securities will be exchanged for between 50% and 67% of their face value in line with the previously announced exchange prices.

The equity accretion for AIB Group arising from the exchange offers is expected to be circa €1bn.
For further details on the exchange offers please see the Exchange Offer Memorandum dated 11th June 2009.

-ENDS-

For further information please contact:

Alan Kelly	Ronan Sheridan
General Manager Group Finance	Corporate Relations Manager
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: + 353 1 6412162	Tel: + 353 1 6414651

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  22 June, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.